Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On November 3, 2011 Exelon and Constellation issued the following joint press release concerning proxy advisory firm recommendations with respect to their respective special shareholder meetings:

LEADING PROXY ADVISORY FIRMS RECOMMEND

EXELON AND CONSTELLATION SHAREHOLDERS

VOTE FOR THE PROPOSED MERGER

CHICAGO AND BALTIMORE (November 3, 2011) – Exelon Corporation (NYSE:EXC) and Constellation Energy (NYSE:CEG) today announced that Institutional Shareholder Services (ISS) and Glass, Lewis & Co. LLC, two leading proxy advisory firms, have recommended that shareholders of both Exelon Corporation and Constellation Energy vote “FOR” the proposed merger.

In issuing its recommendation on November 2, ISS said the following: “Constellation has a strong retail presence in the Midwest and Texas, which will complement Exelon’s wholesale generation business in those areas and will allow the combined company to improve its ability to match generation to customer load…. In light of the premium offered, the potential strategic advantages of the combination, and the synergies provided in the merger, shareholder support for this transaction is warranted.”*

Glass, Lewis & Co.’s recommendation, issued on October 31, said the following: “The merger is expected to increase the scale and diversity of the combined company’s operations, which in turn should provide for, among other things, greater financial stability and a greater ability for Exelon to modernize its fleet and grid. Further, the proposed exchange ratio appears to us to be financially fair and reasonable to Exelon and its shareholders.”*

The recommendations by ISS and Glass, Lewis & Co. follow last week’s similar recommendation by Egan-Jones, another proxy advisor.

The Exelon board of directors unanimously recommends that the Exelon shareholders vote “FOR” the share issuance proposal. The Constellation board of directors unanimously recommends that the Constellation stockholders vote “FOR” the merger proposal.

Exelon and Constellation announced on October 13, 2011, the distribution of the joint proxy statement/prospectus for the special shareholder meetings associated with their proposed merger, both scheduled for Thursday, November 17, 2011.

Shareholders of record of shares of Exelon and/or Constellation common stock at the close of business on October 7, 2011, are entitled to vote at the special meetings described above.

Shareholders, whether or not they attend the meeting, are urged to vote their shares over the Internet or via the toll-free telephone number, as described on their proxy cards. As an alternative, a shareholder who receives a paper copy of the proxy card by mail may sign, date and mail it in the envelope provided.

Exelon and Constellation shareholders who have questions about the merger or the other matters to be voted on at the special meetings or desire additional copies of the joint proxy statement/prospectus or additional proxy cards should use the following contacts:

Exelon Corporation shareholders should contact MacKenzie Partners, Inc : toll-free (800) 322-2885 or (212) 929-5500. Constellation Energy Group, Inc. shareholders should contact Innisfree M&A Incorporated: toll-free (877) 800-5182; banks and brokers call collect: (212) 750-5833.

*Permission to use quote neither sought nor received.

About Exelon

Exelon Corporation is one of the nation’s largest electric utilities with more than $18 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to approximately 490,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.

About Constellation Energy

Constellation Energy is a leading competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental United States. It owns a diversified fleet of generating units, totaling approximately 12,000 megawatts of generating capacity, and is a leading advocate for clean, environmentally sustainable energy sources, such as solar power and nuclear energy.

The company delivers electricity and natural gas through the Baltimore Gas and Electric Company (BGE), its regulated utility in Central Maryland. A FORTUNE 500 company headquartered in Baltimore, Constellation Energy had revenues of $14.3 billion in 2010. Learn more online: www.constellation.com.

For the latest information about the Exelon-Constellation merger, visit the merger website: www.exelonconstellationmerger.com.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

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Contact:

Media Contacts:	Exelon	Constellation
	Judy Rader	Lawrence McDonnell
	312-394-7417	410-470-7433

Investor Contacts:	Exelon	Constellation
	Stacie Frank	Sandra Brummitt
	312-394-3094	410-470-6440